SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                CYBERONICS, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   23251P-10-2
                                 --------------
                                 (CUSIP Number)

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                               St. Paul, MN 55117
                            Telephone: (651) 483-2000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 23251P-10-2

1        NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (Entities Only)
                           St. Jude Medical, Inc.
                           41-1276891

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                           (a)  [ ]

                           (b)  [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions) N/A

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                 MINNESOTA


    NUMBER OF SHARES       7        SOLE VOTING POWER                                                      1,051,818
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8        SHARED VOTING POWER                                                        - 0 -
          WITH:
                           9        SOLE DISPOSITIVE POWER                                                 1,051,818

                           10       SHARED DISPOSITIVE POWER                                                   - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       1,051,818

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)                  [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                     6.01%

14      TYPE OF REPORTING PERSON (See Instructions)                                                               CO


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


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

      (c) The purpose of this filing is to report various sales by St. Jude Medical, Inc. of an aggregate 450,000 shares of Common Stock of Cyberonics, Inc. ("Cyberonics") in July and August 1999. The sales were effected in open market transactions. Cyberonics' shares are traded on the Nasdaq National Market. As a result of the sales, the remaining 1,051,818 shares beneficially owned by St. Jude Medical, Inc. represent approximately 6.01% of the currently outstanding shares of Common Stock of Cyberonics. St. Jude Medical, Inc. has sole voting and dispositive power with respect to all of the shares of Common Stock of Cyberonics that it owns. Set forth below are the respective sales of Common Stock of Cyberonics made by St. Jude Medical, Inc. in July and August 1999:

               Date           No. of Shares Sold       Price Per Share
               ----           ------------------       ---------------
              7/12/99                     10,000                $11.63
              7/14/99                     10,000                 11.75
              7/16/99                     10,000                 12.13
              7/22/99                     45,000                 12.13
              7/27/99                     15,000                 13.19
              7/28/99                     62,500                 13.00
               8/2/99                     15,000                 13.38
               8/6/99                     15,000                 13.29
               8/9/99                     10,000                 13.38
              8/10/99                     10,000                 13.50
              8/11/99                     40,000                 12.47
              8/12/99                     20,000                 13.00
              8/13/99                     15,000                 13.13
              8/17/99                     40,000                 13.97
              8/18/99                     40,000                 14.81
              8/19/99                     40,000                 15.69
              8/20/99                     40,000                 16.78
              8/25/99                     12,500                 18.00
                             --------------------
                                         450,000
                             ====================

                 Remaining
                 Shares
                 Held:                 1,051,818  (6.01%)


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


                                    SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       August 27, 1999

                                   ST. JUDE MEDICAL, INC.


                                   By       /s/ Kevin T. O'Malley
                                            -----------------------------------
                                            Kevin T. O'Malley
                                            Vice President and General Counsel



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